Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Enviva Partners GP, LLC:

We consent to the use of (1) our report dated March 2, 2015, with respect to the consolidated balance sheets of Enviva, LP and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the years ended December 31, 2014 and 2013, and (2) our report dated March 2, 2015, with respect to the balance sheets of Enviva Partners, LP as of December 31, 2014 and December 31, 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

McLean, VA

April 3, 2015